Exhibit 99.2

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Friday, May 30, 2025 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		VOTE OUTCOME

	FOR	AGAINST
1. To fix the number of Directors at EIGHT (8).	204,732,168 (99.53%)	969,372 (0.47%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	174,714,604 (99.26%)	1,297,328 (0.74%)	Carried
David Awram	173,247,072 (98.43%)	2,764,861 (1.57%)	Carried
David E. De Witt	168,801,580 (95.90%)	7,210,352 (4.10%)	Carried
Andrew T. Swarthout	168,949,013 (95.99%)	7,062,919 (4.01%)	Carried
John P.A. Budreski	154,624,590 (87.85%)	21,387,342 (12.15%)	Carried
Mary L. Little	139,978,560 (79.53%)	36,033,373 (20.47%)	Carried
Vera Kobalia	172,613,405 (98.07%)	3,398,528 (1.93%)	Carried
Elif Lévesque	145,709,384 (82.78%)	30,302,549 (17.22%)	Carried

3. Appointment of Auditors: Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	204,267,514 (99.30%)	1,434,029 (0.70%)	Carried

	FOR	AGAINST
4. Approval of Amendments to Stock Option Plan: To approve certain amendments to the Company’s Stock Option Plan which convert it from a “rolling” plan to a “fixed maximum” plan with an “evergreen” feature.	168,679,939 (95.83%)	7,331,995 (4.17%)	Carried
5. Approval of Unallocated Stock Options under Stock Option Plan: To approve unallocated stock options under the Company’s Stock Option Plan.	169,811,094 (96.48%)	6,200,837` (3.52%)	Carried
6. Approval of Unallocated Restricted Share Rights under Restricted Share Plan: To approve unallocated Restricted Share Rights under the Company’s Restricted Share Plan.	172,188,205 (97.83%)	3,823,728 (2.17%)	Carried
7. Approval of Performance Share Plan and 2024 Performance Share Rights Awards: To approve the Company’s new Performance Share Plan and the 2024 Performance Share Rights Awards under it.	172,933,848 (98.25%)	3,078,084 (1.75%)	Carried
8. Say On Pay Advisory Vote: To approve a non-binding resolution accepting the Company’s approach to Executive Compensation.	170,103,368 (96.64%)	5,908,562 (3.36%)	Carried

DATED at Vancouver, British Columbia, this 30th day of May, 2025.

SANDSTORM GOLD LTD.

Per: “Christine Gregory”

Christine Gregory,

Corporate Secretary